                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               GENSYM CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    37245R107
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 27, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                            Rocket Software, Inc.

     I.R.S. Identification Nos. of Above Persons
                                        (I.R.S. Identification No. 04-3090800)
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       WC
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Massachusetts
-------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power                                None
   Shares             ---------------------------------------------------------
 Beneficially         (8) Shared Voting Power                  200,000 shares -
  Owned by                                  See Item 5(b) of Original Statement
    Each              ---------------------------------------------------------
 Reporting            (9) Sole Dispositive Power                           None
Person With           ---------------------------------------------------------
                      (10) Shared Dispositive Power            200,000 shares -
                                            See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                        200,000 shares -
      by each Reporting Person              See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    3.09%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              CO
-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Andrew Youniss
     I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power                      1,500 shares -
   Shares                                   See Item 5(b) of Original Statement
 Beneficially         --------------------------------------------------------
  Owned by            (8) Shared Voting Power                  200,000 shares -
    Each                                  See Item 5(b) of Original Statement
  Reporting           ---------------------------------------------------------
 Person With          (9) Sole Dispositive Power                 1,500 shares -
                                            See Item 5(b) of Original Statement
                      ---------------------------------------------------------
                     (10) Shared Dispositive Power             200,000 shares -
                                            See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                        201,500 shares -
      by each Reporting Person              See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                  3.12 %
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Johan Magnusson
     I.R.S. Identification Nos. of Above Persons
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   AF, PF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                 Sweden
-------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power                    335,600 shares -
   Shares                                   See Item 5(b) of Original Statement
 Beneficially         ---------------------------------------------------------
  Owned by            (8) Shared Voting Power                  200,000 shares -
    Each                                    See Item 5(b) of Original Statement
  Reporting           ---------------------------------------------------------
 Person With          (9) Sole Dispositive Power               335,600 shares -
                                            See Item 5(b) of Original Statement
                      ---------------------------------------------------------
                      (10) Shared Dispositive Power            200,000 shares -
                                            See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                        535,600 shares -
      by each Reporting Person              See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   8.28%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Matthew Kelley
     I.R.S. Identification Nos. of Above Persons
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                        (b) [_]
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       AF
-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power                                None
    Shares            ---------------------------------------------------------
 Beneficially         (8) Shared Voting Power                  200,000 shares -
  Owned by                                  See Item 5(b) of Original Statement
      Each            ---------------------------------------------------------
  Reporting           (9) Sole Dispositive Power                           None
 Person With          ---------------------------------------------------------
                      (10) Shared Dispositive Power            200,000 shares -
                                            See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                        200,000 shares -
      by each Reporting Person              See Item 5(b) of Original Statement
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
      Certain Shares
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   3.09%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN
-------------------------------------------------------------------------------

         The Statement on Schedule 13D dated July 27, 2001 (the "Original Statement"), by Rocket Software, Inc. ("Rocket"), Johan Magnusson, Andrew Youniss, and Matthew Kelley is hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Original Statement is hereby supplemented as follows:

            In anticipation of the negotiation and preparation of definitive documentation for a proposed loan transaction between Rocket and Gensym Corporation ("Gensym") as described in the proposal letter dated as of July 25, 2001, a copy of which was attached to the Original Statement as EXHIBIT C, Rocket advanced a loan to Gensym in the aggregate principal amount of $300,000 on July 27, 2001 for Gensym's immediate working capital needs. There can be no assurance that any definitive documentation will be negotiated or entered into. Rocket caused its legal counsel to send letters to Gensym relating to such $300,000 advance, copies of which are attached to this Amendment as EXHIBIT D and EXHIBIT E. Each of Rocket and the other reporting persons reserves the right to (i) dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or acquire additional shares depending upon price and market conditions and the evaluation of alternative investments, (ii) change or rescind the plans or proposals described in EXHIBITS A and C to the Original Statement, or (iii) take any other action deemed necessary or appropriate.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Original Statement is hereby supplemented as follows:

            EXHIBIT D              Letter dated August 6, 2001 from Lucash,
                                   Gesmer & Updegrove, LLP, legal counsel to
                                   Rocket, to Gensym.

            EXHIBIT E              Letter dated August 7, 2001 from Lucash,
                                   Gesmer & Updegrove, LLP, legal counsel to
                                   Rocket, to Gensym.
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                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                ROCKET SOFTWARE, INC.

         August 7, 2001                         By:  /s/ Andrew Youniss
         ---------------------------            -------------------------------
         (Date)                                 Andrew Youniss, President

         August 7, 2001                         /s/ Andrew Youniss
         ---------------------------            -------------------------------
         (Date)                                 Andrew Youniss

         August 7, 2001                         /s/ Johan Magnusson
         ---------------------------            -------------------------------
         (Date)                                 Johan Magnusson

         August 7, 2001                         /s/ Matthew Kelley
         ---------------------------            -------------------------------
         (Date)                                 Matthew Kelley

                                                                Exhibit D

                                                                August 6, 2001

BY TELECOPY AND CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Gensym Corporation
52 Second Avenue
Burlington, MA, 01581

Attention:  Lowell B. Hawkinson, Chief Executive Officer
            and President

            Re: $300,000 ADVANCE.

Ladies and Gentlemen:

         We represent Rocket Software, Inc. ("Rocket").

         In anticipation of the negotiation and preparation of definitive documentation for a proposed loan transaction between Rocket and Gensym Corporation ("Gensym") as described in the proposal letter dated as of July 25, 2001 between Rocket and Gensym, Rocket advanced a loan to Gensym, at Gensym's request, in the aggregate principal amount of $300,000 on July 27, 2001 for Gensym's immediate working capital needs. In the absence of any such definitive documentation or other agreement between Rocket and Gensym, such $300,000 loan will be due on demand by Rocket, together with appropriate interest thereon from July 31, 2001. There can be no assurance that any such definitive documentation will be negotiated or entered into. Rocket reserves the right at any time to change or rescind the plans or proposals described in the proposal letter dated as of July 23, 2001 from Rocket to Gensym, as supplemented by the proposal letter dated as of July 25, 2001 between Rocket and Gensym, or (iii) take any other action deemed necessary or appropriate. Rocket expressly reserves all of its rights and remedies. Please feel free to contact Peter Moldave or me at this firm if you have any questions regarding this letter.

                                         Very truly yours,

                                         Timothy M. Lindamood

Cc:      John Stone, Esq.
         Mr. Johan Magnusson
         Peter Moldave, Esq.

                                                                   EXHIBIT E
[LUCASH, GESMER & UPDEGROVE LLP LETTERHEAD]



                                                      August 7, 2001

BY TELECOPY AND CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Gensym Corporation
52 Second Avenue
Burlington, MA, 01581
Attention: Lowell B. Hawkinson, Chief Executive Officer and President

         Re:      $300,000 ADVANCE; LINE OF CREDIT.
                  --------------------------------

Ladies and Gentlemen:

         As you know, we represent Rocket Software, Inc. Representatives of Rocket were in attendance at yesterday's conference call regarding the current state of Gensym, and your announced intention to pursue a strategy to keep Gensym independent, and have directed us to inform you of the following.

         As noted in the proposal letters dated July 23 and July 25, 2001, the purpose of the Rocket loan and line of credit was to facilitate the negotiation of a business combination transaction between Rocket and Gensym. Rocket did not, and does not intend to provide funds for the ongoing operations of the company in absence of such negotiations. Rocket does not wish to prevent you from discussing a potential sale to parties other than Rocket. Rocket strongly believes, however, that the best course for all parties concerned would be a sale of the company.

         Accordingly, in light of your announced intentions to keep the company independent, we hereby notify you that Rocket does not to intend at this time to execute the proposed definitive loan documents being negotiated between the parties.

         In addition, Rocket hereby requires the immediate repayment of the $300,000 loan, together with appropriate interest thereon from July 31, 2001.

         We regret that it is necessary to take this step; however, in the absence of serious indications of interest on Gensym's part to proceed with an orderly sale of the company, we feel we have no other choice. Rocket is still willing, at this time, to negotiate and enter into a business combination transaction (including the proposed loan) on the terms

Gensym Corporation
August 7, 2001
Page 2

and conditions described in the proposal letters, but again, only once Gensym has taken serious affirmative steps to proceed with a sale transaction.

         Rocket reserves the right at any time to change or rescind the plans or proposals described above or take any other action deemed necessary or appropriate. Rocket expressly reserves all of its rights and remedies. Please feel free to contact me if you have any questions regarding this letter.

                                                     Very truly yours,

                                                     /s/ Peter M. Moldave

                                                     Peter M. Moldave

cc:      John Stone, Esq.
         Mr. Johan Magnusson